Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 10, 2015

Relating to Preliminary Prospectus Supplement dated August 10, 2015 to Prospectus dated March 4, 2014

Registration Nos. 333-194301 and 333-194301-01

REGENCY CENTERS, L.P.

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	3.900% Notes due 2025 (the “Notes”)

Size:	$250,000,000

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Coupon (Interest Rate):	3.900% per annum

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2015

Maturity:	November 1, 2025

Denominations:	$2,000 x 1,000

Price to Public:	99.264% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	August 10, 2015

Settlement Date:	T+5; August 17, 2015

Net Proceeds:	$246,535,000 (after deducting underwriting discount and before expenses associated with the transaction)

Redemption Provision:	In full or in part at any time, prior to August 1, 2025 (“Par Call Date”), make whole call based on U.S Treasury plus 25 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Yield to maturity:	3.989%

Spread to Benchmark Treasury:	+175 basis points

Benchmark Treasury:	U.S. Treasury 2.125% due May 15, 2025

Benchmark Treasury Price and Yield:	99-00; 2.239%

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB / BBB (stable / positive / positive)

CUSIP / ISIN:	75884RAU7 / US75884RAU77

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated US Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

Regions Securities LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Comerica Securities, Inc.

Mizuho Securities USA Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com.